Date
6th June 2002



"For the information of the market I attach two versions (one for Australian and New Zealand shareholders and the other for shareholders in other countries) of a circular currently being mailed to shareholders of BHP Billiton Limited"



Karen Wood - Company Secretary



4th June 2002


Shareholder Name & Address
Shareholder Name & Address
Shareholder Name & Address
Shareholder Name & Address
Shareholder Name & Address
Shareholder Name & Address



Dear Shareholder

Instruction Guide for the demerger and public listing of BHP Steel Limited

It has come to our attention that due to a production problem associated with the printing process, a number of Instruction Guides contain incorrect personal details.

To ensure you have the correct material would you kindly check that the name and address details shown on the Proxy, Buy and Sell forms contained in your pack are correct. Should you believe your Guide is incorrect, or have any questions, please call the BHP Billiton Share Department on 1300 655 140 (within Australia) or + 61 3 9609 3333 (International) as soon as possible and ideally by Tuesday, 11th June 2002.

We sincerely apologise for any inconvenience this may have caused.


Yours faithfully


K J Wood

Company Secretary




4th June 2002


Shareholder Name & Address
Shareholder Name & Address
Shareholder Name & Address
Shareholder Name & Address
Shareholder Name & Address
Shareholder Name & Address



Dear Shareholder

Instruction Guide for the demerger and public listing of BHP Steel Limited

It has come to our attention that due to a production problem associated with the printing process, a number of Instruction Guides contain incorrect personal details.

To ensure you have the correct material would you kindly check that the name and address details shown on the Proxy and Sell forms contained in your pack are correct. Should you believe your Guide is incorrect, or have any questions, please call the BHP Billiton Share Department on +61 3 9609 3333 as soon as possible and ideally by Tuesday, 11th June 2002 (alternatively you can fax us on +61 3 9609 4545 or email share.department@bhpbilliton.com).

We sincerely apologise for any inconvenience this may have caused.


Yours faithfully


K J Wood

Company Secretary



BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street Melbourne Victoria 3000
Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London WC2N 5HA United Kingdom
Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia